



RECEIVED
MAR - 1 2007
213
WASH, D.C.
SECTION

SECUR 07003263 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow (City) FL (State) 32746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa Sherrard 407-333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tedder, James, Worden & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

800 North Magnolia Ave, Ste 1700 (Address) Orlando (City) FL (State) 32803-3247 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mendel A. Melzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Susan A. Morris
MY COMMISSION EXPIRES
September 6, 2007
#DD230013
Bonded thru
Troy Fain-Insurance
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report

To the Board of Directors
Newport Group Securities, Inc.:

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. as of December 31, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Group Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
February 26, 2007

NEWPORT GROUP SECURITIES, INC.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 918,113
Receivables	2,231,485
Prepaid assets	39,252
Note receivable	35,661
Marketable securities	61,888
Total assets	$ 3,286,399
Liabilities and Stockholders' Equity	
Liabilities:	
Accrued commissions	$ 318,935
Other liabilities	76,702
Total liabilities	395,637
Stockholders' equity:	
Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	11,067
Retained earnings	2,879,595
Total stockholders' equity	2,890,762
Total liabilities and stockholders' equity	$ 3,286,399

See the accompanying notes to financial statements.

NEWPORT GROUP SECURITIES, INC.

Statement of Income

For the year ended December 31, 2006

Revenues:	
Commission income	$ 12,022,092
Investment advisory	2,515,171
Interest	122,373
Fee income	111,189
Administrative fee	30,798
Other income	18,868
Unrealized loss on marketable securities	(15,296)
Total revenues	14,805,195
Expenses:	
Salaries	4,412,486
Commissions	2,846,623
Rent and utilities	318,818
Travel and entertainment	267,195
Employee benefits	210,086
Professional fees and services	151,730
Taxes	209,053
Investment advisory	162,196
Insurance	141,238
Computer supplies and expenses	84,446
Regulatory fees and assessments	79,572
Outside services	68,058
Other operating expenses	37,240
Education and seminars	34,847
Office supplies and expenses	22,650
Total expenses	9,046,238
Net income	$ 5,758,957

See the accompanying notes to financial statements.

NEWPORT GROUP SECURITIES, INC.

Statement of Stockholders' Equity

For the year ended December 31, 2006

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
Balances, December 31, 2005	$	100	11,067	3,720,638	3,731,805
Stockholder distributions, at $66,000 per share		-	-	(6,600,000)	(6,600,000)
Net income		-	-	5,758,957	5,758,957
Balances, December 31, 2006	$	100	11,067	2,879,595	2,890,762

See the accompanying notes to financial statements.

NEWPORT GROUP SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 5,758,957
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on marketable securities	15,296
Increase in receivables	(581,044)
Decrease in prepaid assets	39,161
Decrease in accrued commissions	(133,597)
Decrease in other liabilities	(18,470)
Net cash provided by operating activities	5,080,303
Cash flows from investing activities:	
Disbursements under note receivable	(35,661)
Purchase of marketable securities	(77,184)
Net cash used in investing activities	(112,845)
Cash flows from financing activities:	
Stockholder distributions	(6,600,000)
Net decrease in cash	(1,632,542)
Cash at beginning of year	2,550,655
Cash at end of year	$ 918,113

See the accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance and mutual funds used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

(b) Revenue Recognition

Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

The Company recognizes revenue ratably over the contract period for investment advisory fees based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement.

Administrative fee income is based on an agreed-upon per participant fee and is recorded ratably over the contract period. Mutual fund fee income is recorded on the trade date.

(c) Receivables

At December 31, 2006, in the opinion of management, all amounts were considered collectible and no allowance for doubtful accounts was deemed necessary.

(d) Marketable Securities

Marketable securities are carried at fair value. Changes in the fair values of marketable securities are recognized in the statement of income.

(e) Income Taxes

The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

(1) Summary of Significant Accounting Policies, Continued

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Note Receivable

During August 2006, the Company entered into a loan and security agreement with FAS Corp, Blue Chip Advisors, LLC and an individual, all unrelated parties. The Company agreed to extend to the individual advances in the maximum principal amount of $510,000. The loan is collateralized by current and future net commissions earned after June 30, 2006 by the individual from FAS Corp. FAS Corp agrees to pay the net commissions earned by the individual directly to the Company, within 10 days after the end of the month in which FAS Corp received the gross commissions, for the repayment of advances and interest on the loan. Further, Blue Chip, LLC subordinates any interest it may have in the collateral to the Company. Advances under the loan bear interest at the Applicable Federal Rate per annum (4.97% at December 31, 2006). As of December 31, 2006, the note receivable has an outstanding balance of $35,661. The loan matures on December 31, 2007.

(3) Marketable Securities

Marketable securities consist of common stock with a market value of $61,888 and a cost basis of $77,184. During 2006, unrealized losses included in the statement of income as unrealized loss on marketable securities amounted to $15,296.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $897,154 which is $870,779 in excess of its required net capital of $26,375. At December 31, 2006, the ratio of aggregate indebtedness to net capital was .44 to 1.

(4) Net Capital Requirements, Continued

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i) of the Rule.

There were no material differences between the computation of net capital under Rule 15a3-1 included in the unaudited FOCUS report and the audited computation of net capital. No reconciliation is required.

(5) Related-Party Transactions

On December 1, 2003, the Company entered into two separate expense sharing arrangements with The Newport Group, Inc. and Newport Retirement Services, Inc. (formerly the Newport Group of North Carolina, Inc.) (collectively, "Newport Group"). Both entities are owned by the stockholders of the Company. Under the expense sharing arrangements, Newport Group permits the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by Newport Group and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2006, the Company incurred $5,799,254 in expenses related to its cost sharing agreements.

(6) Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

(6) Contingencies, Continued

An examination of the Company by The United States Securities and Exchange Commission ("SEC") was performed in 2003. As a result, an informal investigation of the Company occurred, beginning 2004, which focused on the Company's sales of certain corporate-owned variable universal life insurance policies. In June 2005, the SEC staff issued a "Wells Notice" to which the Company responded, arguing that no enforcement action against it was warranted. In November 2005, the Company's outside counsel met with the staff to discuss the parties' respective positions. No further communication on this matter has been received by the Company or its outside counsel since that time. While the result of this investigation cannot be predicted with certainty, the passage of this amount of time without any further word from the SEC appears to suggest that the SEC staff will not recommend an enforcement action to the Commission. If the SEC staff does recommend and the Commission institutes an enforcement action, the Company will mount a vigorous defense. Given the uncertain status of this matter, management presently cannot evaluate the likelihood of an unfavorable outcome or estimate the range of any potential loss.

SUPPLEMENTARY INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital

Stockholders' equity, per statement of financial condition	$ 2,890,762
Less non-allowable assets:	
Commissions and other receivables, net of accrued commissions	1,945,073
Prepaid assets	39,252
Haircuts on securities	9,283
Net capital	$ 897,154

Aggregate Indebtedness

Accrued commissions	$ 318,935
Other liabilities	76,702
Total aggregate indebtedness	$ 395,637

Computation of Basic Net Capital Requirements

Computation of basic net capital requirement:	
Minimum dollar net capital required	$ 26,375
Net capital in excess of minimum required by SEC Rule 15c3-1(a)	$ 870,779
Ratio of aggregate indebtedness to net capital	0.44

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
Newport Group Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Newport Group Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
February 26, 2007

END